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                             February 25, 2022

       Eugene Williams
       Chairman and Chief Executive Officer
       ProMIS Neurosciences Inc.
       Suite 200, 1920 Yonge Street
       Toronto, Ontario
       M4S 3E2

                                                        Re: ProMIS
Neurosciences Inc.
                                                            Draft Registration
Statement on Form 10
                                                            Submitted January
28, 2022
                                                            CIK No. 0001374339

       Dear Mr. Williams:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form 10 Submitted January 28, 2022

       Item 1. Business
       Our Pipeline, page 2

   1. We note that your pipeline table on page 2 includes three separate pre-clinical phases but none of the three
clinical phases. This gives the impression that your product candidates are farther along in
the clinical process. Please revise your pipeline table to include separate columns for
each of the three clinical phases. Please also explain what is involved in "epitope
prediction/computation" and "in vitro/in vivo lead validation" and why you believe these
are separate and distinct development phases, as opposed to part of discovery and/or
IND-enabling studies, or revise. In addition, revise the length of the
 Eugene Williams
ProMIS Neurosciences Inc.
February 25, 2022
Page 2
         arrows for each product candidate to accurately show its progression in relation to each stage of development once the table has been revised. Please also make similar revisions to the Additional Development Programs table on page 3.
PMN310, page 4

2. We note on page 4 that you state you "believe it may possess the features necessary to potentially be 'best in class' if approved, with a possibly more favorable clinical safety and efficacy profile than aducanumab, donanemab, or BAN2401." On page 22 you also state that "[t]hese drug development tools are called peptide antigens and are the key to our efficient methods of creating potentially 'best in class' antibody therapies, vaccines, and diagnostics." Please remove any reference to your product(s) potentially being "best in class." This phrase suggests that your product candidates are effective and likely to be approved. Please also delete any reference to your product(s) possibly being safe and efficacious. Safety and efficacy determinations are solely within the
FDA   s authority.
3. We note the disclosure throughout this section stating that the "latest scientific understanding that the toxic oligomer is the pathogen and needs to be the target for therapy" and "[e]vidence from genetic and experimental studies supports a causative role for Ab in the pathogenesis of AD." Please revise these and similar statements to clearly describe the basis for this scientific understanding and where evidence was observed and whether it was based on studies or trials conducted by you or by a third party.
4. We note your statement that the "latest scientific understanding that the toxic oligomer is the pathogen and needs to be the target for therapy." Please revise/balance this disclosure by stating that there "is no current scientific or general consensus on the causation of AD or method of action to treat AD" as disclosed in your risk factor on page 37.
5. For each of the preclinical trials discussed in this section, please revise to clarify scope, size, and design; whether the studies were powered to show statistical significance; and
         revise your characterizations of the pre-clinical trials to discuss the data, rather than drawing conclusions from the results.
Overview of ProMIS Intellectual Property (IP) Portfolio, page 23

6. Please expand your disclosure to describe all material terms of your license agreements with University of British Columbia and University Hospital Network, including:
           description and quantification of the benefits and obligations under the agreement, quantification of all payments made to date,
           disclosure of the aggregate amount of all potential development, regulatory and commercial milestone payments,
FirstName  LastNameEugene
           quantification of theWilliams
                                 royalty rate, or a range no greater than 10
percentage points per
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           NameProMIS
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                     termination
                         2        provisions.
FirstName LastName
 Eugene Williams
FirstName LastNameEugene
ProMIS Neurosciences Inc. Williams
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            2022       Neurosciences Inc.
February
Page 3 25, 2022 Page 3
FirstName LastName
7. For each material patent and patent application, please revise to clarify whether the patents are owned or licensed, the type of patent protections, and the expiration dates.
Competition, page 33

8. We note your disclosure regarding neurodegenerative disease key competitors. Please revise to provide more robust disclosure regarding the potential impact on the company of these key competitors, including whether any are developing therapies with AB/amyloid plaque-related targets or whether any have received approval from the FDA. In this regard, we note the risk factor disclosure on page 76.
Item 1A. Risk Factors, page 33

9. With reference to your disclosure on page 114, please revise to add a risk factor that addresses your ability to issue an unlimited number of common and preferred shares.
Risks Related to the COVID-19 Pandemic, page 33

10. Please revise here or elsewhere to quantify the specific impacts you have experienced to your business and results of operations resulting from the COVID-19 pandemic.
Intellectual property discovered through government funded programs may be subject to federal regulations such as march-in rights, page 69

11. Please revise to identify the patents and product candidates that are or may be subject to march-in rights.
Managment's Discussion and Analysis
Results of Operations -- Research and Development, page 88

12. Please expand your disclosure to identify the program(s) under which you incurred material research and development expenses and quantify the respective amounts for each period presented.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 93

13. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Title 19 Investments LLC and Crocker
         Mountain LLC.
Exhibit Index, page 119

14. Please revise your Business section to provide a description of your joint venture agreement(s) with BC Neuroimmunology Lab Inc. Please include a discussion of the specific contractual terms of your joint venture agreement(s) and the degree of your involvement in operating the joint ventures.
 Eugene Williams
FirstName LastNameEugene
ProMIS Neurosciences Inc. Williams
Comapany25,
February  NameProMIS
            2022       Neurosciences Inc.
February
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FirstName LastName
       You may contact Gary Newberry at 202-551-3761 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Thomas M. Rose, Esq.